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                           JOINT FILING AGREEMENT

THIS AGREEMENT dated the 4th day of October, 2000.

WHEREAS:

A. Pine Resources Corporation, Intercap Yemen, Inc. and Parkland Ventures Limited (collectively, the "Reporting Persons") share dispositive voting power over 1,620,000 shares, or approximately 32.9%, of the issued and outstanding common stock of ICHOR Corporation ("Ichor"); and

B. The Reporting Persons (each a "Filer" and collectively, the "Filers") are responsible for filing an Amendment No. 1 (the "Amendment No. 1") to
Schedule 13D dated October 4, 2000 relating to the acquisition or disposition of the shares of common stock of Ichor pursuant to U.S. securities laws.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1. Each Filer covenants and agrees that it is individually eligible to use the Amendment No. 1 which is to be filed;

2. Each Filer is individually responsible for the timely filing of any amendments to the Amendment No. 1 and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Amendment No. 1 as to the other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

3. This Amendment No. 1 contains the required information with regard to each Filer and indicates that it is filed on behalf of the Filers; and

4. Each Filer agrees that the Amendment No. 1 to which this Joint Filing Agreement is attached as Exhibit 1 is filed on its behalf.

IN WITNESS WHEREOF the parties have duly executed this Joint Filing
Agreement.


PINE RESOURCES CORPORATION          INTERCAP YEMEN, INC.


Per:  /s/ Murray Oliver                   /s/ Murray Oliver
      --------------------          Per:  ------------------
      Authorized Signatory                Authorized Signatory


PARKLAND VENTURES LIMITED

Per:  /s/ Murray Oliver
      --------------------
      Authorized Signatory